SM Energy Company

1700 Lincoln Street, Suite 3200

Denver, Colorado 80203

December 17, 2025

VIA EDGAR

Cheryl Brown

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	SM Energy Company

Registration Statement on Form S-4, as amended

File No. 333-291956

Dear Ms. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), SM Energy Company (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on December 19, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, requests by telephone that such Registration Statement be declared effective. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Please contact Robyn E. Zolman of Gibson, Dunn & Crutcher LLP by telephone at (303) 298-5740 or via email at RZolman@gibsondunn.com as soon as the Registration Statement has been declared effective, or if you have any other questions regarding this matter. We also respectfully request that a copy of the written order from the Commission verifying the effective time of such Registration Statement be sent to Ms. Zolman via email at RZolman@gibsondunn.com.

Sincerely,

SM ENERGY COMPANY

/s/ James Lebeck
James Lebeck
Executive Vice President – Corporate Development and General Counsel

cc:	Robyn E. Zolman, Gibson, Dunn & Crutcher LLP